November 17, 2020

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On September 14, 2020, the Registrant, on behalf of its proposed series, Inspire Faithward Mid Cap Momentum ESG ETF and Inspire Faithward Large Cap Momentum ESG ETF (collectively, the “Funds”), filed an amendment to the registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on November 4, 2020, you provided me with comments to the amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Comment 1: Please be sure to include the disclosure required by Rule 30e-3 of the Investment Company Act of 1940, as amended (the “1940 Act”), if the Funds intend to deliver shareholder reports via the Funds’ website.

Response: The Registrant notes that because the Funds are exchange traded funds, they will not know the identities of their shareholders and will not be able to offer electronic delivery of shareholder reports in the manner described in Rule 30e-3. In lieu of such disclosure, the following will be added to the cover of the Prospectus:

You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as a broker dealer, bank, or retirement plan).

Principal Investment Strategies

Comment 2: If either Fund is concentrated in a specific sector(s), please disclose such sector(s) in the Fund’s principal investment strategy disclosures.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Alberto Zapata, Esq.

November 17, 2020

Response: The Registrant notes that while it is conceivable that the stocks of the appropriate capitalization demonstrating momentum at a given time may be from the same sector, neither Fund intends to concentrate in a particular sector. The Registrant notes that each Fund discloses that “the Fund at any given time may have a significant percentage of its assets invested in one or more sectors than other sectors.”

Additional Information about Principal Investment Strategies and Related Risks

Comment 3: The Funds’ Item 9 principal investment strategy disclosures do not provide layered disclosure to the Funds’ Item 4 principal investment strategy disclosures. Both Funds should describe in greater detail in what types of securities each Fund will invest.

Response: The Registrant has confirmed that both Funds will hold common stocks primarily. The Registrant has amended its disclosures to state the following:

The Funds invest principally in equity securities including common and preferred stock. To narrow the applicable investment universe for the Sub-Adviser to implement its investment strategy, the Adviser assigns each potential portfolio security an Inspire Impact Score®, a proprietary selection methodology that scores the security’s alignment with biblical values and the positive impact that company has on the world through various ESG criteria.

Comment 4: If either Fund will take temporary defensive measures in certain markets, please describe such measures in a paragraph with an appropriate heading.

Response: The Registrant notes that, like the other ETFs managed by the adviser within the Trust, neither Fund has a policy to take temporary defensive measures. With that, the Funds may hold cash or other temporary investments while seeking investment opportunities or for other purposes.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench